Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Six Months Ended
	December 31, 2009	December 31, 2009

Income available to common stockholders	$1,841	$2,936

Weighted average shares outstanding	68,015	68,045

Basic earnings per share	$0.03	$0.04

Income for diluted earnings per share	$1,841	$2,936

Total weighted average common shares and equivalents outstanding for diluted computation	68,015	68,045

Diluted earnings per share	$0.03	$0.04